                                                                   EXHIBIT 12.1

                               XEROX CORPORATION

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                 (IN MILLIONS)

                                              YEAR ENDED DECEMBER 31,
                                         -------------------------------------
                                          1996    1995    1994   1993*   1992
                                         ------  ------  ------  -----  ------
Fixed charges:
  Interest expense...................... $  592  $  603  $  520  $ 540  $  627
  Rental expense........................    140     142     170    180     187
                                         ------  ------  ------  -----  ------
    Total fixed charges before capital-
     ized interest......................    732     745     690    720     814
  Capitalized interest..................            --        2      5      17
                                         ------  ------  ------  -----  ------
    Total fixed charges.................    732  $  745  $  692  $ 725  $  831
                                         ======  ======  ======  =====  ======
Earnings available for fixed charges:
  Earnings**............................ $2,067  $1,980  $1,602  $(193) $1,183
  Less undistributed income in minority
   owned companies......................    (84)    (90)    (54)   (51)    (52)
  Add fixed charges before capitalized
   interest.............................    732     745     690    720     814
                                         ------  ------  ------  -----  ------
  Total earnings available for fixed
   charges.............................. $2,715  $2,635  $2,238  $ 476  $1,945
                                         ======  ======  ======  =====  ======
Ratio of earnings to fixed
 charges(1)(2)..........................   3.71    3.54    3.23   0.66    2.34
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(1) The ratio of earnings to fixed charges has been computed based on Xerox'
    continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent paydowns. The discontinued operations consist of Xerox'
    Insurance and Other Financial Services businesses and its real-estate development and third-party financing businesses.

(2) Xerox' ratio of earnings to fixed charges includes the effect of Xerox' finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

 * 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $249 million.

** Sum of "Income (Loss) before Income Taxes, Equity Income and Minorities'
   Interests" and "Equity in Net Income of Unconsolidated Affiliates."